FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Notification of Impairment of Investments in Subsidiaries and Affiliates in Unconsolidated Financial Statements

2.	Nomura Announces FY2008.3 Year-end Dividend and FY2009.3 Target Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Notification of Impairment of Investments in Subsidiaries and Affiliates in

Unconsolidated Financial Statements

Tokyo, April 25, 2008—In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, Nomura Holdings, Inc. today announced that it has recorded an impairment of its investment in the shares of subsidiaries and affiliates in its unconsolidated financial statements for the fiscal year ended March 31, 2008.

The impairment is mainly due to the decrease of net asset value in the shares of its subsidiary holding company for the Americas. The impact for the fiscal year ended March 31, 2008, is reflected in Nomura Holdings’ consolidated financial statements announced today.

The impairment shown below is the cumulative amount for the fiscal year ended March 31, 2008, and includes the 156.8 billion yen impairment recorded in the second quarter.

(billions of yen, except percentages)

(A) Impairment of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements for the year ending March 31, 2008	224.6

(B) Net Assets as of March 31, 2007 (A)/(B)	1,475.3 (15.2)%

(C) Ordinary income for the fiscal year ended March 31, 2007 (A)/(C)	207.2 (108.4)%

(D) Net income for the fiscal year ended March 31, 2007 (A)/(D)	158.2 (141.9)%

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Announces FY2008.3 Year-end Dividend and

FY2009.3 Target Dividend

Tokyo, April 25, 2008—Nomura Holdings, Inc. today announced that it plans to offer a year-end dividend of 8.5 yen per share for the fiscal year ended March 31, 2008, and that it will set an annual target dividend of 34 yen per share for the fiscal year ending March 31, 2009.

When added to the dividends paid in the first three quarters, the year-end dividend for the fiscal year ended March 31, 2008, brings the total annual dividend to 34 yen per share for the year.

Recent dividends

	1st Quarter	2nd Quarter	3rd Quarter	Year-end			Annual Dividend
	Target Dividend	Target Dividend	Target Dividend	Target Dividend	Additional Payout	Year-end Total
2006		JPY12.00		JPY12.00	JPY24.00	JPY36.00	JPY48.00
2007	JPY8.00	JPY 8.00	JPY8.00	JPY 8.00	JPY12.00	JPY20.00	JPY44.00
2008	JPY8.50	JPY 8.50	JPY8.50	JPY 8.50		JPY8.50	JPY34.00

Note:

1.	Years ended March 31.

Target dividend amounts for year ending March 31, 2009

1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
JPY8.50	JPY8.50	JPY8.50	JPY8.50	JPY34.00

Notes:

1.	All dividends are ordinary dividends.

2.	Nomura first announced its target dividend in the fiscal year ended March 31, 2005.

3.	Target dividend amounts represent the minimum level of dividend payouts. In line with its basic policy of returning profits to shareholders, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased taking into consideration a pay-out ratio of over 30%.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.